UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020
Commission File Number 001-14928

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

30 JANUARY 2020

SANTANDER UK GROUP HOLDINGS PLC – BOARD CHANGE

Santander UK’s Board of Directors today announced that, following a successful five-year term as Chair of Santander UK, Shriti Vadera has informed the Board of her intention to step down later this year.

Shriti was appointed Chair on 30 March 2015, having previously served as Independent Non-Executive Director and Deputy Chair from 1 January 2015.

In line with the Board’s long-term succession plan and in order to facilitate an effective transition, Senior Independent Director Scott Wheway began an external search for her successor earlier this year. Shriti will continue as Chair of Santander UK until completion of a transition to her successor.

Shriti will join Prudential plc as a non-executive director from 1 May 2020 and is expected to be appointed Chair of the Board on 1 January 2021.

- Ends -

Notes to editors:
Santander UK Group Holdings plc and Santander UK plc (together "Santander UK")

For media enquiries, please contact:

Alan Oliver	Director of Corporate Communications	0207 756 5533
Adam Williams	Head of Media Relations	0207 756 5533

Additional information about Santander UK and Banco Santander, S.A.
Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers and over 200,000 employees at the close of September 2019. In September 2019, Banco Santander made attributable profit of EUR 3,732 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 December 2019, the bank serves around 14 million active customers with c23,500 employees and operates through 616 branches (which includes 51 university branches). Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 30 January 2020	By / s / Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary